EXECUTION COPY

EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT (the “Agreement”), dated as of the 30th day of May, 2014 by and between ASTON FUNDS, a Delaware statutory trust (the “Trust”), on behalf of each series set forth in Schedule A hereto (each a “Fund”) and ASTON ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, in connection with a change of control of the Adviser, the Trust has entered into a new investment advisory agreement as of the date hereof with respect to each Fund with the Adviser (the “Advisory Agreement”); and

WHEREAS, this Expense Limitation Agreement is intended to continue in all respects the expense limitation in effect as of the date hereof;

WHEREAS, the Trust and the Adviser have agreed to certain expense limitations with respect to each Fund and wish to ensure the continuation of such limitations in all respects upon effectiveness of the Advisory Agreement.

NOW, THEREFORE, in consideration of the promises and covenants herein contained, the parties hereto, intending to be legally bound, do hereby agree:

1.         This Agreement shall have an initial term as set forth in Schedule A, and shall continue in effect thereafter for subsequent one year periods unless terminated by the Adviser prior to the end of the preceding term. This Agreement shall terminate upon the termination of the Advisory Agreement.

2.         The Adviser shall waive its fees or reimburse expenses to the extent that the ordinary operating expenses incurred by a Fund in any fiscal year, including but not limited to investment advisory fees, but excluding interest, taxes, brokerage commissions, other investment-related costs, extraordinary expenses (such as litigation and other expenses not incurred in the ordinary course of the Fund’s business) and acquired fund fees and expenses, exceed the expense limit set forth in Schedule A. In determining a Fund’s ordinary operating expenses, expenses that the Fund incurred but did not actually pay because of expense offset arrangements shall be included.

3.         For the avoidance of doubt, all obligations of the Adviser outstanding under the Expense Limitation Agreement in effect immediately prior to the date hereof, are hereby assumed by the Adviser.

4.         The terms of the Advisory Agreement are not otherwise affected, modified or terminated by this Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement, consisting of one page, to be signed by their duly authorized officers as of the day and year first above written.

ASTON FUNDS on behalf of the Series set forth in Schedule A

By:	/s/ Gerald F. Dillenburg
Name:	Gerald F. Dillenburg
Title:	Senior Vice President

ASTON ASSET MANAGEMENT, LLC

By:	/s/ Stuart D. Bilton
Name:	Stuart D. Bilton
Title:	Chief Executive Officer

EXPENSE LIMITATION AGREEMENT

SCHEDULE A

Fund	Current Term	Class N	Class I

ASTON/Cornerstone Large Cap Value Fund	February 28, 2015	1.30%	1.05%

ASTON/Harrison Street Real Estate Fund	February 28, 2015	1.37%	1.12%

ASTON/Montag & Caldwell Balanced Fund	February 28, 2015	1.35%	1.10%

ASTON/River Road Dividend All Cap Value Fund	February 28, 2015	1.30%	1.05%

ASTON/TAMRO Diversified Equity Fund	February 28, 2015	1.20%	0.95%

ASTON/TCH Fixed Income Fund	February 28, 2015	0.94%	0.69%